STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

February 21, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Edward P. Bartz

Re:	CPG Carlyle Private Equity Fund, LLC (File No. 811-22763)

Dear Mr. Bartz,

On behalf of CPG Carlyle Private Equity Fund, LLC (the "Fund"), transmitted for filing as EDGAR correspondence are the Fund's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided by Mr. Bartz of the Staff to me by telephone on January 29, 2013 and February 8, 2013.  The comments of the Staff relate to Amendment No. 1 (the "Amendment") to the Fund's Registration Statement on Form N-2 (the "Registration Statement") under the Investment Company Act of 1940, as amended (the "1940 Act").

Set forth below is a summary of the Staff's comments and the Fund's responses thereto.  Capitalized terms used but not defined herein have the meanings assigned to them in the Fund's Amendment.

CONFIDENTIAL MEMORANDUM

Summary of Terms—Investment Program—The Fund (Page 3)

Comment 1.  Please represent that the Fund will invest the proceeds of the offering in accordance with the requirements of Guide 1 to Form N-2.

Response 1.  As previously discussed with you, we believe that Guide 1 to Form N-2 is not applicable to the Fund.  We respectfully note that insofar as the Fund is registered only under the 1940 Act, Instruction G.3 to Form N-2 provides that the Fund's Registration Statement need not contain a response to Item 7 (Use of Proceeds).  We believe, therefore, that the disclosure in the final paragraph under the caption "Summary of Terms—Investment Program—The Fund" is appropriate as currently drafted.

Summary of Fund Expenses (Page 25)

Comment 2.  The Example on page 27 provides the expenses that an investor may expect to pay on a $1,000 investment in the Fund.  Since Class A Units have a sales load, please consider deleting the portion of the Example which reflects the Fund's expenses without a sales load.

Response 2.  The Fund discloses in footnote (2) to the fee table and under the caption "Application for Investment—Purchase Terms" that while investors in Class A Units may be charged a placement fee, the Fund and/or an authorized broker or dealer may, in its discretion, waive the placement fee for certain investors.  We, therefore, believe that it is appropriate to include two examples—one reflecting the Fund's expenses with a sales load and one reflecting the Fund's expenses without a sales load.

Types of Investments and Related Risk Factors—Investments in Non-Voting Stock; Inability to Vote (Page 44)

Comment 3.  This section provides that the Master Fund intends to hold its interests in the investment funds in non-voting form.  Please clarify whether the Master Fund's Board of Directors has approved this policy.

Response 3.  We advise you supplementally that, at the initial meeting of the Board of Directors of the Fund and the Master Fund held on December 14, 2012, the aforementioned policy was discussed with and reviewed by the Master Fund Board and implicitly approved as part of the Board's overall approval of the structure of the Fund and the Master Fund and the offering of Fund Units and Master Fund Interests.

Summary of Terms—Investment Program (Page 1)

Comment 4.  Please consider disclosing a policy of investing at least 80% of the Fund's assets in private equity securities.  See Rule 35d-1 under the Investment Company Act of 1940.

Response 4.  We respectfully disagree with the Staff's comment.  The Fund discloses, on page 9 under the caption, "Summary of Terms—Investment Strategies," that the Master Fund intends to invest predominantly in Carlyle Investment Funds, which is defined as private equity Investment Funds sponsored by Carlyle.  Additionally, the term "private equity" does not fall under the purview of Rule 35d-1(a)(2), as it is neither a "particular type of investment" (e.g., stock, bond, equity, debt, small-cap, etc.) nor an "industry" (e.g., utilities, health care, infrastructure, etc.), but rather refers to a type of overall investment structure.  We note that other funds with similar investment programs and strategies utilize the term "private equity" in their names and do not disclose a policy of investing at least 80% of the Fund's assets in private equity securities—see, for example, Partners Group Private Equity, LLC (811- 22210) and Hatteras Global Private Equity Partners Institutional, LLC (811-22257).

*     *     *     *     *     *     *     *

Should you have any questions or comments, please feel free to contact me at 212.806.6274 (bgreen@stroock.com) or Gary L. Granik of this office at 212.806.5790 (ggranik@stroock.com).

Very truly yours,

/s/  Brad A. Green
Brad A. Green

cc:  Gary L. Granik